Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2005	2004	2003	2002	2001

Consolidated pretax income from continuing operations before minority interest, equity in earnings of affiliates, accounting changes and extraordinary items	$293.0	$247.8	$372.3	$119.4	$(427.5)

Interest expense on debt	44.5	49.1	48.6	71.8	45.7

Interest portion of rental expense	16.4	15.5	14.3	15.3	7.7

Earnings	$353.9	$312.4	$435.2	$206.5	$(374.1)

Interest expense on debt	44.5	49.1	48.6	71.8	45.7

Interest portion of rental expense	16.4	15.5	14.3	15.3	7.7

Fixed charges	60.9	64.6	62.9	87.1	53.4

Ratio of earnings to fixed charges	5.8	4.8	6.9	2.4	(7.0)